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                              CONSULTING AGREEMENT

     THIS CONSULTING AGREEMENT ("Agreement") dated as of the 2nd day of October, 1995, is entered into by and between VIDEOLAN TECHNOLOGIES, INC., a Delaware corporation ("Company") and MARK P. SCOTT ("Mr. Scott") under the following circumstances:

          A. Mr. Scott desires to provide certain consulting services to Company relating to, among other things, sales and marketing of the Company's products to the telecommunications industry (the "Services"); and

          B. Company desires to obtain the Services from Mr. Scott, as more fully set forth below.

     NOW, THEREFORE, based on the foregoing and the mutual promises set forth below, Company and Mr. Scott hereby agree as follows:

     1. Services. Mr. Scott shall, upon reasonable request of Company, provide Services to Company. Mr. Scott shall provide at least forty (40) hours of Services per week, unless Mr. Scott and Company mutually agree that it is not necessary to provide such time and attention to the Services. Mr. Scott shall perform the services as reasonably requested by Company in a professional manner within the time frames agreed to by Company and Mr. Scott.

     2. Compensation for Services. Company hereby agrees to pay Mr. Scott in consideration for his performance of Services $10,500 per month during the term of this Agreement, to be paid in installments of $5,250 on the 15th day and the last business day of each month. In addition, VideoLan hereby grants to Mr. Scott on the date hereof options to purchase 100,000 shares of its common stock, $0.01 par value per share ("Common Stock"). The exercise price per share shall be $3.00. Each option granted under this Agreement shall be exercisable for 5 years from the date of grant, subject to the following restrictions: (i) options covering 25,000 shares shall first be exercisable 15 months beyond the Effective Date (as hereinafter defined); (ii) options covering an additional 25,000 shares shall first be exercisable 36 months beyond the Effective Date, so long as Mr. Scott is affiliated with Company either as a consultant or employee on the date that is 12 months beyond the Effective Date; (iii) options covering an additional 25,000 shares shall first be exercisable 36 months beyond the Effective Date, so long as Mr. Scott is affiliated with Company either as a consultant or employee on the date that is 24 months beyond the Effective Date; and (iv) options covering the final 25,000 shares shall first be exercisable 36 months beyond the Effective Date, so long as Mr. Scott is affiliated with Company either as a consultant or employee on the date that is 36 months beyond the Effective Date.

     3. Expenses. Subject to Company's approval, which approval shall not be unreasonably withheld, Company shall reimburse Mr.

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Scott for reasonable out-of-pocket expenses incurred by Mr. Scott in performing the Services under this Agreement. Upon request, Mr. Scott shall provide Company with receipts for such expenses.

     4. Covenant Not to Compete. Company and Mr. Scott agree that the Services to be rendered by Mr. Scott hereunder are unique. In consideration for all the rights granted to Mr. Scott in this Agreement, Mr. Scott hereby agrees that during the term of this Agreement, and for a period of two (2) years after the termination of this Agreement unless such termination is by the Company without Cause, Mr. Scott will not, from any location in the United States of America or elsewhere where the Company conducts business during the term of this Agreement, engage in or participate in, directly or indirectly, individually or as an agent, employee, officer, director, shareholder (excluding being the holder of stock which represents not more than a 2% interest in a publicly-held corporation), partner, financier, consultant or in any other capacity whatsoever or lend his name to any business involved in the research, development, commercialization, manufacture, assembly, sale, licensing, sublicensing, distribution, supplying or marketing of desktop video conferencing products, video on demand products, and/or related products and other applications of Company's technology, and/or products as currently exist or are developed or under development during the term of this Agreement.

     5. Non-Disclosure.

          A. "Proprietary Information" means information disclosed to or otherwise made available to Mr. Scott or known by him as a consequence of or through Mr. Scott's providing Services to Company and related to any technologies, applications, patents, patent applications and/or claims, products, processes, or services in which Company is currently or is likely to become engaged, and which gives either Company and/or subsidiaries and affiliates a competitive advantage, including, without limitation, information relating to patents, patent applications, research, development and inventions.

          B. Mr. Scott recognizes and acknowledges that all information defined herein as Proprietary Information, is valuable, special, and unique belonging solely to Company. Mr. Scott shall not, during the term of this Agreement or at any time thereafter, directly or indirectly, use or disclose Proprietary Information whether or not specifically described above except (i) as required in connection with the performance of Services or (ii) as permitted, in writing, by the Board of Directors of the Company.

          C. The obligation of Mr. Scott to protect and not to disclose the Proprietary Information disclosed to him shall not apply to information that is:

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               (1) Actually known by Mr. Scott before being obtained from the
          Company;

               (2) Independently developed by, known or in the possession of Mr. Scott at the time of disclosure hereunder;

               (3) Generally available to the public prior to its disclosure by the Company or that becomes generally available to the public after disclosure by the Company through no fault of Mr. Scott;

               (4) Obtained or acquired by Mr. Scott from a third party in possession of such information who is not under obligation to the Company not to disclose the information; or

               (5) Ordered by a court of competent jurisdiction or governmental agency to be produced by Mr. Scott; provided, however, that upon the receipt of any such order, Mr. Scott shall immediately notify the Company of such order so that an appropriate protective agreement or order can be sought.

     6. Effective Date. The Effective Date shall be November 1, 1995.

     7. Term. The term of this Agreement shall commence on the Effective Date and shall continue until the date three (3) years from the Effective Date, unless sooner terminated pursuant to Section 8 hereof.

     8. Termination.

          A. This Agreement shall be terminated immediately upon the death of Mr. Scott. This Agreement may be terminated by Company if Mr. Scott should be rendered incapable by illness or any other causes relating to Mr. Scott's health from complying with the provisions of this Agreement for a consecutive six month period ("Disability"). If this Agreement is terminated by reason of the Disability of Mr. Scott, Company shall give at least thirty (30) days' written notice of such termination to Mr. Scott.

          B. This Agreement shall terminate immediately "For Cause" at the option of Company, in the event Mr. Scott shall (i) have been convicted of, or pled guilty or no contest to, a felony or lesser crime involving direct injury to the Company or be convicted of or plead guilty to or no contest to charges of theft, embezzlement or fraud or be convicted or plead guilty or no contest to other criminal misconduct or dishonesty in conjunction with the Company's business, (ii) commits an act which Mr. Scott knows will have adverse

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     consequences to Company, is not in the best interest of Company and is designed to benefit Mr. Scott's own interest, including, but not limited to, a breach by Mr. Scott of the Covenant Not to Compete provided for in
     Section 4 above; or (iii) have failed to materially perform his duties to the satisfaction of Company's board of Directors and shall have failed to correct or improve performance to the satisfaction of Company's Board of Directors following receipt of notice of such non-satisfaction.

          C. After the termination of this Agreement, Mr. Scott shall remain bound by the provisions Sections 4 and 5 hereof. In addition, in the event of termination pursuant to this Section 8, Mr. Scott shall not be entitled to receive any further compensation under this Agreement, except for his cash compensation and reimbursable expenses earned but not yet paid.

     9. Termination by Mr. Scott. Mr. Scott may terminate this Agreement with Company if Company (i) assigns him duties significantly different from those contemplated by this Agreement; or (ii) reduces the compensation or materially reduces the benefits which he is entitled to receive under this Agreement; or
(iii) otherwise materially fails to honor its obligations under this Agreement. In such event, Mr. Scott's sole remedy shall be payment by Company of cash compensation under this Agreement for 12 months.

     10. Data. Upon termination of this Agreement for any reason, Mr. Scott or his personal representative shall promptly deliver to Company all books, memoranda, plans, records, information and written data, and all copies of same, of every kind relating to the business and affairs of Company which are then in his possession.

     11. Waiver of Breach. Any waiver of any breach of this Agreement shall not be construed to be a continuing waiver or consent to any subsequent breach on the part either of Mr. Scott or of Company.

     12. Notices. Any notice required or desired to be given under this Agreement shall be deemed given if in writing and delivered in person or sent by certified mail (two days after deposit) or overnight express carrier (one day after deposit) to Company at its then current principal place of business to the attention of the Chairman of the Board of Directors or to Mr. Scott at his residence as shown on Company's payroll records.

     13. Assignment. Neither party hereto may assign his or its rights or delegate his or its duties under this Agreement without the prior written consent of the other party.

     14. Severability. If any provision of this Agreement is held to be unenforceable for any reason, the remainder of this Agreement shall, nevertheless, remain in full force and effect.

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     15. Entire Agreement. On the Effective Date, the terms and provisions of this Agreement constitute the entire agreement between the Company and Mr. Scott with respect to the subject matter hereof, and shall supersede any and all prior agreements or understandings between the Company and Mr. Scott, with respect to the subject matter hereof, whether written or oral. This Agreement may be amended or modified only by a written instrument executed by Mr. Scott and Company.

     16. Governing Law. This Agreement shall be governed by, and its provisions construed and enforced in accordance with, the laws of the State of Delaware.

     17. Release. Mr. Scott hereby releases any and all rights which he may have with respect to the Company's Proprietary Information, technology, patents and patent applications.

     18. Reporting Relationship. Mr. Scott shall report to the Chief Executive Officer and the Board of Directors of the Company.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

                                       VIDEOLAN TECHNOLOGIES, INC.

                                       By: /s/ Ted Ralston
                                       Its: Chairman of the Board

                                       /s/ Mark. P. Scott
                                       MARK P. SCOTT

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